

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mail Stop 3561

December 20, 2017

Robert McNally
Chief Financial Officer
Rice Midstream Partners LP
625 Liberty Avenue, Suite 1700
Pittsburg, PA

> **Re: Rice Midstream Partners LP
> Form 10-K for the Fiscal Year Ended December 31, 2016
> Filed March 1, 2017
> File No. 1-36789**

Dear Mr. McNally:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief
Office of Consumer Products

cc: Jimmi Sue Smith, Chief Accounting Officer
    Sharon Flaherty, Senior Executive Assistant